March 8, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 8C filed by Western Asset High Income Opportunity Fund Inc., File No. 333-208957

Dear Mr. Williamson:

On behalf of Western Asset High Income Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form N-14 8C originally filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2016, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on February 9, 2016 relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General Comments

1.	Please describe how the Fund calculated the registration fee. In addition, please indicate which provision of Rule 457 under the Securities Act the Fund utilized in its determinations.

In response to the Staff’s comment, the Fund respectfully notes that it has utilized Rule 457(d) under the Securities Act, which states “Where securities are to be offered at varying prices based upon fluctuating values of underlying assets, the registration fee is to be calculated upon the basis of the market value of such assets as of a specified date within fifteen days prior to the date of filing, in accordance with the method to be used in calculating the daily offering price.”

The “Proposed Maximum Offering Price per Unit” of $5.15 represents the net asset value per share of the Fund on January 8, 2016, which was four days prior to the initial filing of the Proxy Statement/Prospectus. The “Amount Being Registered” of 45,553,786 shares

1

represents the total net assets of Western Asset Managed High Income Fund Inc. (“MHY”) as of January 8, 2016 which were $234,602,000 divided by $5.15, the net asset value per share of the Fund. The “Proposed Maximum Aggregate Offering Price” of $234,602,000 was derived by multiplying the Amount Being Registered and the Proposed Maximum Offering Price per Unit. Lastly, the “Filing Fee” of $23,624.42 represents MHY’s net assets of $234,602,000 multiplied by the SEC filing fee rate of 0.0001007.

2.	The Staff notes that the pages preceding the Table of Contents are numbered 1 through 3, and then the numbering restarts at 1 following the Table of Contents. To avoid confusion, please consider changing the numbering system.

In response to the Staff’s comment, the Fund has revised the numbering system accordingly.

3.	Please file a form of proxy card for the joint special meeting of stockholders. If the filing will be used to solicit stockholders of both Western Asset Managed High Income Fund Inc. and the Fund, please provide a form of each proxy card. Please note that the Staff may have comments to the proxy cards once they have been filed.

In response to the Staff’s comment, the Fund has filed a form of proxy card for each of the Fund and MHY. The Fund confirms that the stockholders of each of the Fund and MHY are being solicited.

Question & Answer Comments

4.	Regarding the question “How do I vote my shares?” on page 3, please indicate to investors how to revoke an earlier proxy.

In response to the Staff’s comment, the Fund has added the following disclosure to page:

“A stockholder may revoke a proxy at any time on or before the Meeting by (1) submitting to the applicable Fund a subsequently dated proxy, (2) delivering to the applicable Fund a written notice of revocation (addressed to the Secretary at the principal executive office of the Funds at the address shown at the beginning of this Proxy Statement/Prospectus) or (3) otherwise giving notice of revocation at the Meeting, at all times prior to the exercise of the authority granted in the proxy card. Merely attending the Meeting, however, will not revoke any previously executed proxy. Unless revoked, all valid and executed proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the proposed Merger.”

Proxy Statement/Prospectus Comments

5.	The Staff notes that Item 3(b) of Form N-14 requests a clear and concise synopsis of key features of the registrant and company being acquired, and a comparison of certain information that highlights differences between the registrant and company being acquired. The comparison included in the Proxy Statement/Prospectus is 12 pages long and at times it is difficult to determine what the key differences are between the two funds. Also, it is difficult at times to determine whether the discussion is limited to principal investment strategies. Please review the comparison and risk factors and revise to ensure it is clear, concise and understandable.

In response to the Staff’s comment, the Fund has revised the comparison of the Fund and MHY, as well as the risk factors.

6.	Please describe how the statement “Both MHY and HIO may engage in currency exchange transactions, currency futures contracts and related options and purchase options on foreign currencies” on page 10 highlights a difference between the Funds.

In response to the Staff’s comment, the Fund has revised the disclosure to state, “MHY may only engage in currency exchange transactions, currency futures contracts and related options and purchase options on foreign currencies for hedging purposes while HIO may do so to earn income, facilitate portfolio management and mitigate risk.”

7.	The “Fundamental Investment Restrictions” section on page 7 does not appear to address senior securities. Please describe why with reference to Item 17.2 of Form N-2 and Section 18 of the Investment Company Act.

In response to the Staff’s comment, the Fund has added disclosure to note that the Fund and MHY may issue senior securities to the extent permitted by (i) the Investment Company Act, or interpretations or modifications by the Commission, the Staff or other authority with appropriate jurisdiction, (ii) exemptive or other relief or permission from the Commission, the Staff or other authority and (iii) each fund’s restriction on borrowing money.

8.	Regarding the “Risk Factors” section on page 16, please consider whether the risk factors listed continue to be principal risks of the Funds.

In response to the Staff’s comment, the Fund has revised the disclosure to state only the principal risks of the Fund.

9.	Regarding the statement “Prior to the Merger, MHY shall have declared and paid a dividend or dividends which, together with all such previous dividends, shall have the effect of distributing to MHY’s stockholders substantially all of its net investment income that has accrued through the Closing Date, if any, and substantially all of its net capital gain realized through the Closing Date, if any[●]” on page 24, please disclose the estimated dividend amount if it is material, and please inform stockholders of the likely tax consequences.

In response to the Staff’s comment, the Fund confirms that the estimated dividend will not be material. In addition, the Fund has revised its disclosure to note that any dividend paid to MHY stockholders will be taxable.

10.	Regarding the statement “The Agreement and Plan of Merger provides that either Fund may waive compliance with any of the terms or conditions made therein for the benefit of that Fund, other than the requirements that: (a) the Agreement and Plan of Merger be approved by stockholders of MHY…” on page 24, it is unclear whether stockholders of the Fund are also being asked to approve the merger of MHY into the Fund (the “Merger”). Please advise whether the stockholders of the Fund are also being solicited. If not, please confirm that New York Stock Exchange rules or applicable law does not require their approval.

In response to the Staff’s comment, the Fund confirms that the stockholders of each of the Fund and MHY are being solicited. In addition, the Fund has added disclosure to state that the approval of the Agreement and Plan of Merger by the stockholders of the Fund is also a non-waivable requirement of the Merger.

11.	The “Board Considerations” section on page 25 notes that the merger was presented to the Boards of Directors of the Funds. Please provide who it was presented by.

In response to the Staff’s comment, the Fund respectfully confirms that Legg Mason Partners Fund Advisor, LLC (“LMPFA”), the Fund’s investment adviser, and Western Asset Management Company (“WAM”), the Fund’s subadviser, presented information regarding the proposed Merger.

12.	Please provide additional background explaining why the Merger is being pursued at this time. In addition, while the disclosure in the Proxy Statement/Prospectus discusses the factors that the Boards considered, there is little context provided regarding what the Boards thought about each factor and how each factor contributed to the Boards’ decision to approve the Merger. Please revise as appropriate.

In response to the Staff’s comment, the Fund respectfully submits that the Board of the Fund and MHY reviews potential transactions on a regular basis. Given recent market conditions, the Board believes that the Merger is in the best interests of the Fund’s and MHY’s stockholders as described in the Proxy Statement/Prospectus. In addition, the Board reviewed and approved the Merger in accordance with Rule 17a-8 under the Investment Company Act, which requires the Board of the Fund and MHY to determine that (i) participation in the transaction is in the best interests of the investment company, and (ii) the interests of the existing stockholders of the investment company will not be diluted as a result of the transaction. Rule 17a-8 does not specify the factors to be considered in making the findings required by the rule. However, the Commission has recommended that boards consider the following factors, in addition to any others that may be appropriate under the circumstances: (i) any fees or expenses that will be borne directly or indirectly by the fund in connection with the merger; (ii) any effect of the merger on annual fund operating expenses and stockholder fees and services; (iii) any change in the fund’s investment objectives, policies and restrictions that will result from the merger; (iv) and any direct or indirect federal income tax consequences of the transaction to fund stockholders. Each consideration noted in the Proxy Statement/Prospectus was reviewed in light of the aforementioned factors and have been reorganized in light of such factors, however, as noted in the Proxy Statement/Prospectus, the Board did not identify a single factor or piece of information as all determinative or controlling.

13.	The Staff notes that the Merger will result in the consolidation of two funds currently being managed by Legg Mason Partners Fund Advisor, LLC (“LMPFA”) into a single portfolio managed by LMPFA, and that the management fee paid to LMPFA will remain the same. The Staff also notes that one of the reasons provided for the merger is economies of scale. Please address what consideration, if any, the Boards gave to the post-transaction management fee of LMPFA in light of the economies of scale accruing to LMPFA as a result of advising a single larger portfolio.

In response to the Staff’s comment, the Fund respectfully submits that as noted in the Proxy Statement/Prospectus, the economies of scale that are anticipated to result from the Merger result from a set of fixed expenses being spread over a larger asset base. The management fee paid to LMPFA is not a fixed expense, but rather based on the net assets of the Fund and MHY. However, during its consideration of the Merger, the Boards reviewed the impact of the Merger on each fund’s set of expenses, including the management fee. In addition, the Boards also noted that the Fund’s and MHY’s respective investment advisory agreement with LMPFA had been approved for renewal at a recent meeting of each Board.

14.	Regarding the “Board Considerations” section on page 25, please revise the discussion to address any negative factors or alternatives the Boards considered. For example, the Staff notes that both Funds trade on the New York Stock Exchange at substantial discounts to net asset value. How did the Boards consider the discount to net asset value in deciding to approve the proposed transaction? Did the Boards believe that the discount would be lower post-merger? Did they discuss any alternatives, such as open-ending one or both funds? If so, what caused the Boards to reject such alternatives in favor of the merger? The Staff notes it is not asking the Boards to redo their process.

In response to the Staff’s comment, the Fund respectfully submits that Item 4(a)(3) of Form N-14 requires that the Proxy Statement/Prospectus disclose “the reasons the registrant and the company being acquired are proposing the transaction” and does not require the discussion of negative factors or alternatives that the Boards considered. However, the Fund respectfully submits that the Boards consider the discount to net asset value of the Fund and MHY on an ongoing basis. LMPFA and WAM regularly provide information regarding each fund’s premium and discount, as well as the premium and discount of each fund’s peers. To the extent either fund trades at a discount, each Board considers potential actions in light of current market conditions. In the context of considering the Merger, the Board noted that each fund had a similar discount and that neither fund would benefit to the detriment of the other. In addition, as noted in the

Fund’s response to Comment 12, the Boards of the Fund and MHY review potential alternatives on a regular basis, including open-ending. The Boards chose not to open-end either fund because the Board continues to believe that the closed-end fund structure is better suited to achieve each fund’s investment objectives and benefits stockholders of the Funds over the long term.

15.	Please disclose the approximate amount of tax loss carry forwards that will expire as a result of the Merger.

In response to the Staff’s comment, the Fund has revised its disclosure to state the approximate amount of tax loss carry forwards that will expire as a result of the Merger.

16.	Regarding the “Security Ownership of Management” table on page 34, please include actual dollar ranges in all tables, instead of a legend.

In response to the Staff’s comment, the Fund has revised its disclosure to state actual dollar ranges in all tables.

17.	Regarding the “Director Compensation” section on page 34, references are sometimes to calendar year 2014 as opposed to 2015. Please update as appropriate.

In response to the Staff’s comment, the Fund has revised its disclosure to provide information for the 2015 calendar year.

18.	Regarding the “Other Accounts Managed by Investment Professionals” section on page 43, the Staff notes that Item 21 of Form N-2 requires disclosure of whether a portfolio manager is primarily responsible for the day-to-day management of an account. Currently, it is unclear whether this section includes accounts for which the portfolio managers have primary day-to-day responsibility. Please revise or advise as necessary.

In response to the Staff’s comment, the Fund confirms that each portfolio manager listed in the “Other Accounts Managed by Investment Professionals” section is primarily responsible for the day-to-day management of the account. As noted in the Proxy Statement/Prospectus, WAM’s investment discipline emphasizes a team approach that combines the efforts of groups of specialists working in different market sectors. This structure ensures that client portfolios benefit from a consensus that draws on the expertise of all team members.

19.	Regarding the “Potential Conflicts of Interest” section on page 44, the Staff notes that the Proxy Statement/Prospectus presents a discussion of potential conflicts of interest but notes where conflicts may arise. It is not clear that you address where actual conflict of interest exist. If an actual conflict of interest exists, please state it plainly in clear language. If a conflict of interest may arise in the future, please provide a factual context so an investor may understand the likelihood of the conflict arising, as well as its nature.

In response to the Staff’s comment, the Fund respectfully submits that Item 13(b) of Form N-14, which cross-references Item 21.1(d) of Form N-2 requires a “description of any material conflicts of interest that may arise in connection with the Portfolio Manager’s management of the Registrant’s investments, on the one hand, and the investments of the other accounts…”. The Fund believes that its current disclosure is appropriate and adequate.

20.	The Staff notes that the Proxy Statement/Prospectus includes disclosure regarding the potential to engage in cross trades on page 44. During the past year, has either Fund engaged in cross trades? If so, please provide with whom, the number of cross trades, the dollar amounts involved, how the terms, including the pricing terms, were determined, and whether both Funds valued the investments the same before and after the cross trade.

In response to the Staff’s comment, the Fund confirms that neither the Fund nor MHY has engaged in cross trades in the past year.

21.	Regarding the “Financial Highlights” table on page 47, please explain why distributions from net investment income exceeded net investment income for each period presented.

In response to the Staff’s comment, the Fund respectfully submits that both the Fund and MHY declare monthly dividends in advance on a quarterly basis. When a fund has not earned enough investment income in a given month, the fund disseminates a Section 19 notice to stockholders. In addition, the Fund respectfully notes that both the Fund and MHY pay out their tax earnings and not GAAP earnings.

22.	Regarding the “5% Beneficial Ownership” section on page 64, please update beneficial ownership tables to a date no more than 30 days prior to the filing date, in accordance with Item 19 of Form N-2.

In response to the Staff’s comment, the Fund confirms it has updated the beneficial ownership tables to a date no more than 30 days prior to the filing date.

23.	Regarding the statement “If the necessary quorum to transact business or the vote required to approve the Proposal is not obtained at the Meeting, the chairman of the Meeting or the persons named as proxies may propose one or more adjournments or postponements of the Meeting in accordance with applicable law to permit further solicitation of proxies” on page 67, the Staff notes that the adjournment to solicit proxies is a substantive proposal for which proxies must be solicited and discretionary authority is unavailable. The Staff makes reference to Rule 14a-4 under the Securities Exchange Act of 1934. To the extent proxies are being solicited for the adjournment of the meeting, please revise the description in the proxy card accordingly. The proxy card should have an additional voting box so shareholders can vote on whether or not to grant proxies the discretion to vote in favor of an adjournment to solicit additional proxies if that action is contemplated.

In response to the Staff’s comment, the Fund has removed the disclosure that persons named as proxies may vote on adjournments or postponements of the Special Meeting of Stockholders.

Statement of Additional Information Comments

24.	The Staff notes that Item 12(b) of Form N-14 requires that Items 14 through 23 of Form N-2 be provided in the Statement of Additional Information. Some of this information is presented in the Prospectus instead of the Statement of Additional information. Please confirm that you have presented the required information.

In response to the Staff’s comment, the Fund respectfully submits that Amendment No. 1 is responsive to Item 12(b) of Form N-14, which cross-references several items under Form N-2. The Fund confirms that items not present in the Statement of Additional Information are present in the Prospectus. Specifically:

•	disclosure relating to Item 14 of Form N-2 can be found on the cover page and in the section titled “TABLE OF CONTENTS”;

•	disclosure relating to Item 15 of Form N-2 can be found in the section titled “Table of Contents” on page S-1;

•	disclosure relating to Item 16 of Form N-2 can be found in the section titled “General Information” on page S-2;

•	disclosure relating to Item 17 of Form N-2 can be found in the sections titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 4 to 16;

•	disclosure relating to Item 18 of Form N-2 can be found in the section titled “INFORMATION ABOUT MANAGEMENT OF THE FUNDS” on pages 30 to 45;

•	disclosure relating to Item 19 of Form N-2 can be found in the sections titled “Security Ownership of Management” on page 34 and “Five Percent Beneficial Ownership” on page 64;

•	disclosure relating to Item 20 of Form N-1A can be found in the section titled “Investment Manager and Sub-Advisers” on pages 39 to 41;

•	disclosure relating to Item 21 of Form N-1A can be found in the sections titled “Investment Professionals of the Funds” on pages 42 to 45;

•	disclosure relating to Item 22 of Form N-1A can be found in the sections titled “Potential Conflicts of Interest” on page 44 and “Portfolio Transactions” on page 50;

•	disclosure relating to Item 23 of Form N-1A can be found in the section titled “TAXATION” on pages 53 to 58 and “Information Regarding Tax Capital Loss Carryforwards” on pages 28 and 29.

25.	If the acquiring fund’s stockholders are being solicited in connection with the transaction, please refer to Item 13 of Form N-14.

In response to the Staff’s comment, the Fund respectfully submits that Amendment No. 1 is responsive to Item 13 of Form N-14, which cross-references several items under Form N-2. Specifically:

•	disclosure relating to Item 15 of Form N-2 can be found in the section titled “Table of Contents” on page S-1;

•	disclosure relating to Item 16 of Form N-2 can be found in the section titled “General Information” on page S-2;

•	disclosure relating to Item 17 of Form N-2 can be found in the sections titled “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” on pages 4 to 16;

•	disclosure relating to Item 18 of Form N-2 can be found in the section titled “INFORMATION ABOUT MANAGEMENT OF THE FUNDS” on pages 30 to 45;

•	disclosure relating to Item 20 of Form N-1A can be found in the section titled “Investment Manager and Sub-Advisers” on pages 39 to 41;

•	disclosure relating to Item 21 of Form N-1A can be found in the sections titled “Investment Professionals of the Funds” on pages 42 to 45;

•	disclosure relating to Item 22 of Form N-1A can be found in the sections titled “Potential Conflicts of Interest” on page 44 and “Portfolio Transactions” on page 50;

•	disclosure relating to Item 23 of Form N-1A can be found in the section titled “TAXATION” on pages 53 to 58 and “Information Regarding Tax Capital Loss Carryforwards” on pages 28 and 29.

26.	The Staff notes that you have not filed several exhibits to the registration statement. Please note that the Staff frequently reviews these exhibits and plan accordingly.

In response to the Staff’s comment, the Fund confirms it has filed the remaining exhibits with Amendment No. 1.

Proxy Statement/Prospectus Accounting Comments

27.	The disclosure contained in the section “Who Will Pay for the Merger” on page 3 appears inconsistent with page S-4 of the financial statements. Please reconcile the inconsistencies. Also, please include the costs of the reorganization by entity and explain that the adviser will bear one half of the cost of the merger on a per fund basis.

In response to the Staff’s comment, the Fund has revised the disclosure accordingly.

28.	Please include the name of the pro forma fund in the “Fee Table” on page 3.

In response to the Staff’s comment, the Fund has revised the disclosure include the name of the pro forma fund in the Fee Table.

29.	In the “Common Questions about the Proposed Merger” section, please include the total amount of capital loss carryforwards as of the most recent report date.

In response to the Staff’s comment, the Fund has revised the disclosure to include the total amount of the capital loss carryforward as of the most recent reporting date.

30.	In the “Pro Forma Combined Capitalization Table” on page 50, please consider whether the table should be dated 9/30/15 to be consistent with the pro forma financial statements. Also, please include the name of the pro forma fund.

In response to the Staff’s comment, the Fund has revised the disclosure accordingly.

31.	In the “Pro Forma Financial Statements” on page S-3, please include the shares outstanding and the amounts of the adjustment as a result of the reorganization.

In response to the Staff’s comment, the Fund has revised the disclosure to include the shares outstanding and the amounts of the adjustments as a result of the reorganization.

32.	Please state that as of 9/30/15, all securities held by the target fund comply with the guidelines and restrictions of the acquiring fund.

In response to the Staff’s comment, the Fund confirms that all securities held by MHY comply with the guidelines and restrictions of the Fund.

33.	Please include that the Funds are registered investment companies and include a tax status footnote and an estimates footnote.

In response to the Staff’s comment, the Fund has revised the disclosure accordingly.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP